Annual Shareholder Meeting Results:

Income Opportunity held their annual meeting of shareholders on April 14, 2011.

Shareholders voted as indicated below:

								Withheld
					Affirmative 		Authority
Election of Bradford K. Gallagher
Class III to serve until 2014 		13,263,505		 165,393
Election of Alan Rappaport
Class III to serve until 2014 		13,257,022 		 171,876

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, James A. Jacobson, Hans W. Kertess, John C. Maney+ and William B. Ogden, IV, continued to serve as Trustees.

+ Interested Trustee